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BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Fax: 22722037 / 22723121
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Fax: 26598237 / 26598238
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Scrip Code: INFY (NYSE)

August 28, 2019

Dear Sir/Madam,

Subject: Newspaper publication of Public advertisement in relation to completion of buyback of equity shares

In continuation to our letter dated August 26, 2019 with respect to closure of buyback of equity shares, please find enclosed copies of publications of public advertisement in the following newspapers on August 28, 2019;

- Business Standard – English National Daily (All Editions)
- Business Standard – Hindi National Daily (All Editions)
- Prajavani – Regional language daily (All Karnataka Editions)

Additionally, the public advertisement has been published in the following newspapers:

- The Economic Times (English edition) (Mumbai, Bengaluru and Delhi editions)
- The Times of India (English edition) (Bengaluru, Hyderabad, Ahmedabad, Mysuru and Kolkata editions)

The above information will also be made available on the website of the Company under: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx

This is for your information and record.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Tel: +91 80 2852 0261, Fax: +91 80 2852 0362
Website: www.infosys.com, email: investors@infosys.com
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775; Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post buyback public advertisement ('**Advertisement**') is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 ('**Buyback Regulations**') including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ('**the Company**') of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated March 15, 2019 ('**Public Announcement**'), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. The Buyback

1.1 The Board of Directors of the Company (hereinafter referred to as '**the Board**', which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, had, subject to the approval of the members of the Company, by way of a special resolution through postal ballot and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully-paid-up Equity Shares of face value of ₹5/- each ('**Equity Shares**') from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty Crore only) ('**Maximum Buyback Size**') at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ('**Maximum Buyback Price**'), under the open market route through the stock exchanges, in accordance with the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as '**the Buyback**').

1.2 The members of the Company approved the proposal for the Buyback through postal ballot by a special resolution on March 12, 2019.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

1.4 The Buyback commenced on March 20, 2019 and closed on August 26, 2019. Till the date of closure of Buyback, the Company has utilized 99.999999% of Maximum Buyback Size (excluding transaction costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven only).

1.5 In view of the fact that the Company has utilized 99.999999 % of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven) till August 26, 2019, the Company has decided to close the Buyback on August 26, 2019. Intimation for closure of the Buyback was issued to the Stock Exchanges on August 26, 2019.

1.6 The total number of Equity Shares bought back under the Buyback is 11,05,19,266 Equity Shares.

2. Details of the Buyback

2.1 The Company bought back a total of 11,05,19,266 Equity Shares (2.53% of the pre-buyback paid-up equity share capital of the Company), and the total amount invested is ₹8259,99,99,430.03 (Rupees Eight Thousand Two Hundred and Fifty Nine Crore Ninety Nine Lakhs Ninety Nine Thousand Four Hundred and Thirty and Paise Three only) (excluding transaction costs), which represents 99.999999% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, together referred to as '**Indian Stock Exchanges**'. The highest price at which the Equity Shares were bought back was ₹800/- per Equity Share while the lowest price was ₹699/- per Equity Share. The Equity Shares were bought back at an average price of ₹747.38 per Equity Share. These prices are based on contract notes issued by the Company's broker (Kotak Securities Limited) and exclude transaction costs.

2.2. The payout formalities have been completed as per settlement mechanism with the Stock Exchanges. The Company has extinguished 9,96,61,000 Equity Shares till date and is in the process of extinguishing the remaining 1,08,58,266 Equity Shares bought back.

2.3 All Equity Shares bought back were in the demat segment from the platform of the Indian Stock Exchanges. As the Buyback was done from the open market through the Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares was bought in the Buyback is not known.

3. Capital structure and shareholding pattern

3.1 The capital structure of the Company as on the date of the Public Announcement and as on August 26, 2019 ('**Post Buyback**') is set forth below:

Particulars	As on the date of Public Announcement		Post Buyback	
	No. of Equity Shares	Amount (₹ Cr)	No. of Equity Shares	Amount (₹ Cr)
Authorized share capital	480,00,00,000	2,400	480,00,00,000	2,400
Issued share capital	436,89,31,444	2,184	*425,84,12,178	2,129
Subscribed and fully-paid-up share capital	436,89,31,444	2,184	*425,84,12,178	2,129

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The share capital post completion of the Buyback ('Post Buyback') is provided assuming extinguishment of all Equity Shares bought back by the Company.*

3.2 The shareholding pattern of the Company as on March 12, 2019 as disclosed in the Public Announcement ('**Pre Buyback**') and as on August 26, 2019 is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre Buyback		Post Buyback	
Promoters and / or persons who are in control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.15
Indian financial institutions	31,73,073	0.07	*369,82,29,840	86.85
Banks	17,09,234	0.04		
Mutual funds	58,46,44,086	13.38		
Indian public & corporates	95,54,85,110	21.88		
Foreign institutional investors	149,15,64,414	34.14		
NRIs	2,58,96,923	0.59		
Foreign nationals and overseas corporate bodies	21,618	0.00		
American Depository Shares (ADS)	74,62,54,648	17.08		
TOTAL	**436,89,31,444**	**100.00**	***425,84,12,178**	**100.00**

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The Post Buyback shareholding pattern is provided assuming extinguishment of all Equity Shares bought back by the Company.*

4. Merchant Banker to the Buyback

kotak
Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22-6713 2447
Email: project.infosysbuyback2019@kotak.com
SEBI Registration: INM000008704
Validity Period: Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. Director's responsibility

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Advertisement and confirms that the information included herein contains true, factual and material information and does not contain any misleading information. This Advertisement is issued under the authority of the Board in terms of the resolution passed by the Board on August 27, 2019.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Bengaluru
Date: August 27, 2019

Infosys®
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Infosys Limited

Regd. office : No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Tel: +91 80 2852 0261, Fax: +91 80 2852 0362
Website: www.infosys.com, email: investors@infosys.com
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775; Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post buyback public advertisement ('**Advertisement**') is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 ('**Buyback Regulations**') including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ('**the Company**') of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated March 15, 2019 ('**Public Announcement**'), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. The Buyback

1.1 The Board of Directors of the Company (hereinafter referred to as **'the Board'**, which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, had, subject to the approval of the members of the Company, by way of a special resolution through postal ballot and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully-paid-up Equity Shares of face value of ₹5/- each ('**Equity Shares**') from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty Crore only) ('**Maximum Buyback Size**') at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ('**Maximum Buyback Price**'), under the open market route through the stock exchanges, in accordance with the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as **'the Buyback'**).

1.2 The members of the Company approved the proposal for the Buyback through postal ballot by a special resolution on March 12, 2019.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

1.4 The Buyback commenced on March 20, 2019 and closed on August 26, 2019. Till the date of closure of Buyback, the Company has utilized 99.999999% of Maximum Buyback Size (excluding transaction costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven only).

1.5 In view of the fact that the Company has utilized 99.999999 % of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven) till August 26, 2019, the Company has decided to close the Buyback on August 26, 2019. Intimation for closure of the Buyback was issued to the Stock Exchanges on August 26, 2019.

1.6 The total number of Equity Shares bought back under the Buyback is 11,05,19,266 Equity Shares.

2. Details of the Buyback

2.1 The Company bought back a total of 11,05,19,266 Equity Shares (2.53% of the pre-buyback paid-up equity share capital of the Company), and the total amount invested is ₹8259,99,99,430.03 (Rupees Eight Thousand Two Hundred and Fifty Nine Crore Ninety Nine Lakhs Ninety Nine Thousand Four Hundred and Thirty and Paise Three only) (excluding transaction costs), which represents 99.999999% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, together referred to as **'Indian Stock Exchanges'**. The highest price at which the Equity Shares were bought back was ₹800/- per Equity Share while the lowest price was ₹699/- per Equity Share. The Equity Shares were bought back at an average price of ₹747.38 per Equity Share. These prices are based on contract notes issued by the Company's broker (Kotak Securities Limited) and exclude transaction costs.

2.2. The payout formalities have been completed as per settlement mechanism with the Stock Exchanges. The Company has extinguished 9,96,61,000 Equity Shares till date and is in the process of extinguishing the remaining 1,08,58,266 Equity Shares bought back.

2.3 All Equity Shares bought back were in the demat segment from the platform of the Indian Stock Exchanges. As the Buyback was done from the open market through the Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares was bought in the Buyback is not known.

3. Capital structure and shareholding pattern

3.1 The capital structure of the Company as on the date of the Public Announcement and as on August 26, 2019 ('**Post Buyback**') is set forth below:

Particulars	As on the date of Public Announcement		Post Buyback	
	No. of Equity Shares	Amount (₹ Cr)	No. of Equity Shares	Amount (₹ Cr)
Authorized share capital	480,00,00,000	2,400	480,00,00,000	2,400
Issued share capital	436,89,31,444	2,184	*425,84,12,178	2,129
Subscribed and fully-paid-up share capital	436,89,31,444	2,184	*425,84,12,178	2,129

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The share capital post completion of the Buyback ('Post Buyback') is provided assuming extinguishment of all Equity Shares bought back by the Company.*

3.2 The shareholding pattern of the Company as on March 12, 2019 as disclosed in the Public Announcement ('**Pre Buyback**') and as on August 26, 2019 is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre Buyback		Post Buyback	
Promoters and / or persons who are in control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.15
Indian financial institutions	31,73,073	0.07	*369,82,29,840	86.85
Banks	17,09,234	0.04		
Mutual funds	58,46,44,086	13.38		
Indian public & corporates	95,54,85,110	21.88		
Foreign institutional investors	149,15,64,414	34.14		
NRIs	2,58,96,923	0.59		
Foreign nationals and overseas corporate bodies	21,618	0.00		
American Depository Shares (ADS)	74,62,54,648	17.08		
TOTAL	**436,89,31,444**	**100.00**	***425,84,12,178**	**100.00**

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The Post Buyback shareholding pattern is provided assuming extinguishment of all Equity Shares bought back by the Company.*

4. Merchant Banker to the Buyback

kotak
Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22-6713 2447
Email: project.infosysbuyback2019@kotak.com
SEBI Registration: INM000008704
Validity Period: Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. Director's responsibility

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Advertisement and confirms that the information included herein contains true, factual and material information and does not contain any misleading information. This Advertisement is issued under the authority of the Board in terms of the resolution passed by the Board on August 27, 2019.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Bengaluru
Date: August 27, 2019

Infosys®
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Infosys Limited
Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Tel: +91 80 2852 0261, Fax: +91 80 2852 0362
Website: www.infosys.com, email: investors@infosys.com
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775; Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post buyback public advertisement (**'Advertisement'**) is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (**'Buyback Regulations'**) including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited (**'the Company'**) of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated March 15, 2019 (**'Public Announcement'**), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. The Buyback

1.1 The Board of Directors of the Company (hereinafter referred to as **'the Board'**, which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, had, subject to the approval of the members of the Company, by way of a special resolution through postal ballot and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully-paid-up Equity Shares of face value of ₹5/- each (**'Equity Shares'**) from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty Crore only) (**'Maximum Buyback Size'**) at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share (**'Maximum Buyback Price'**), under the open market route through the stock exchanges, in accordance with the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as **'the Buyback'**).

1.2 The members of the Company approved the proposal for the Buyback through postal ballot by a special resolution on March 12, 2019.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

1.4 The Buyback commenced on March 20, 2019 and closed on August 26, 2019. Till the date of closure of Buyback, the Company has utilized 99.999999% of Maximum Buyback Size (excluding transaction costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven only).

1.5 In view of the fact that the Company has utilized 99.999999 % of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven) till August 26, 2019, the Company has decided to close the Buyback on August 26, 2019. Intimation for closure of the Buyback was issued to the Stock Exchanges on August 26, 2019.

1.6 The total number of Equity Shares bought back under the Buyback is 11,05,19,266 Equity Shares.

2. Details of the Buyback

2.1 The Company bought back a total of 11,05,19,266 Equity Shares (2.53% of the pre-buyback paid-up equity share capital of the Company), and the total amount invested is ₹8259,99,99,430.03 (Rupees Eight Thousand Two Hundred and Fifty Nine Crore Ninety Nine Lakhs Ninety Nine Thousand Four Hundred and Thirty and Paise Three only) (excluding transaction costs), which represents 99.999999% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, together referred to as **'Indian Stock Exchanges'**. The highest price at which the Equity Shares were bought back was ₹800/- per Equity Share while the lowest price was ₹699/- per Equity Share. The Equity Shares were bought back at an average price of ₹747.38 per Equity Share. These prices are based on contract notes issued by the Company's broker (Kotak Securities Limited) and exclude transaction costs.

2.2. The payout formalities have been completed as per settlement mechanism with the Stock Exchanges. The Company has extinguished 9,96,61,000 Equity Shares till date and is in the process of extinguishing the remaining 1,08,58,266 Equity Shares bought back.

2.3 All Equity Shares bought back were in the demat segment from the platform of the Indian Stock Exchanges. As the Buyback was done from the open market through the Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares was bought in the Buyback is not known.

3. Capital structure and shareholding pattern

3.1 The capital structure of the Company as on the date of the Public Announcement and as on August 26, 2019 (**'Post Buyback'**) is set forth below:

Particulars	As on the date of Public Announcement		Post Buyback	
	No. of Equity Shares	Amount (₹ Cr)	No. of Equity Shares	Amount (₹ Cr)
Authorized share capital	480,00,00,000	2,400	480,00,00,000	2,400
Issued share capital	436,89,31,444	2,184	*425,84,12,178	2,129
Subscribed and fully-paid-up share capital	436,89,31,444	2,184	*425,84,12,178	2,129

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The share capital post completion of the Buyback ('Post Buyback') is provided assuming extinguishment of all Equity Shares bought back by the Company.*

3.2 The shareholding pattern of the Company as on March 12, 2019 as disclosed in the Public Announcement (**'Pre Buyback'**) and as on August 26, 2019 is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre Buyback		Post Buyback	
Promoters and / or persons who are in control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.15
Indian financial institutions	31,73,073	0.07		
Banks	17,09,234	0.04		
Mutual funds	58,46,44,086	13.38		
Indian public & corporates	95,54,85,110	21.88		
Foreign institutional investors	149,15,64,414	34.14	*369,82,29,840	86.85
NRIs	2,58,96,923	0.59		
Foreign nationals and overseas corporate bodies	21,618	0.00		
American Depository Shares (ADS)	74,62,54,648	17.08		
TOTAL	436,89,31,444	100.00	*425,84,12,178	100.00

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The Post Buyback shareholding pattern is provided assuming extinguishment of all Equity Shares bought back by the Company.*

4. Merchant Banker to the Buyback

kotak
Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22-6713 2447
Email: project.infosysbuyback2019@kotak.com
SEBI Registration: INM000008704
Validity Period: Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. Director's responsibility

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Advertisement and confirms that the information included herein contains true, factual and material information and does not contain any misleading information. This Advertisement is issued under the authority of the Board in terms of the resolution passed by the Board on August 27, 2019.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Bengaluru
Date: August 27, 2019

Infosys® Navigate your next

Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Tel: +91 80 2852 0261, Fax: +91 80 2852 0362
Website: www.infosys.com, email: investors@infosys.com
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775; Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post buyback public advertisement ("**Advertisement**") is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 ("**Buyback Regulations**") including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ("**the Company**") of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated March 15, 2019 ("**Public Announcement**"), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. The Buyback

1.1 The Board of Directors of the Company (hereinafter referred to as "**the Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, had, subject to the approval of the members of the Company, by way of a special resolution through postal ballot and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully-paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as "**the Buyback**").

1.2 The members of the Company approved the proposal for the Buyback through postal ballot by a special resolution on March 12, 2019.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

1.4 The Buyback commenced on March 20, 2019 and closed on August 26, 2019. Till the date of closure of Buyback, the Company has utilized 99.999999% of Maximum Buyback Size (excluding transaction costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven only).

1.5 In view of the fact that the Company has utilized 99.999999 % of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven) till August 26, 2019, the Company has decided to close the Buyback on August 26, 2019. Intimation for closure of the Buyback was issued to the Stock Exchanges on August 26, 2019.

1.6 The total number of Equity Shares bought back under the Buyback is 11,05,19,266 Equity Shares.

2. Details of the Buyback

2.1 The Company bought back a total of 11,05,19,266 Equity Shares (2.53% of the pre-buyback paid-up equity share capital of the Company), and the total amount invested is ₹8259,99,99,430.03 (Rupees Eight Thousand Two Hundred and Fifty Nine Crore Ninety Nine Lakhs Ninety Nine Thousand Four Hundred and Thirty and Paise Three only) (excluding transaction costs), which represents 99.999999% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, together referred to as "**Indian Stock Exchanges**". The highest price at which the Equity Shares were bought back was ₹800/- per Equity Share while the lowest price was ₹699/- per Equity Share. The Equity Shares were bought back at an average price of ₹747.38 per Equity Share. These prices are based on contract notes issued by the Company's broker (Kotak Securities Limited) and exclude transaction costs.

2.2. The payout formalities have been completed as per settlement mechanism with the Stock Exchanges. The Company has extinguished 9,96,61,000 Equity Shares till date and is in the process of extinguishing the remaining 1,08,58,266 Equity Shares bought back.

2.3 All Equity Shares bought back were in the demat segment from the platform of the Indian Stock Exchanges. As the Buyback was done from the open market through the Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares was bought in the Buyback is not known.

3. Capital structure and shareholding pattern

3.1 The capital structure of the Company as on the date of the Public Announcement and as on August 26, 2019 ("**Post Buyback**") is set forth below:

Particulars	As on the date of Public Announcement		Post Buyback	
	No. of Equity Shares	Amount (₹ Cr)	No. of Equity Shares	Amount (₹ Cr)
Authorized share capital	480,00,00,000	2,400	480,00,00,000	2,400
Issued share capital	436,89,31,444	2,184	*425,84,12,178	2,129
Subscribed and fully-paid-up share capital	436,89,31,444	2,184	*425,84,12,178	2,129

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The share capital post completion of the Buyback ("Post Buyback") is provided assuming extinguishment of all Equity Shares bought back by the Company.*

3.2 The shareholding pattern of the Company as on March 12, 2019 as disclosed in the Public Announcement ("**Pre Buyback**") and as on August 26, 2019 is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre Buyback		Post Buyback	
Promoters and / or persons who are in control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.15
Indian financial institutions	31,73,073	0.07		
Banks	17,09,234	0.04		
Mutual funds	58,46,44,086	13.38		
Indian public & corporates	95,54,85,110	21.88		
Foreign institutional investors	149,15,64,414	34.14	*369,82,29,840	86.85
NRIs	2,58,96,923	0.59		
Foreign nationals and overseas corporate bodies	21,618	0.00		
American Depository Shares (ADS)	74,62,54,648	17.08		
TOTAL	**436,89,31,444**	**100.00**	***425,84,12,178**	**100.00**

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The Post Buyback shareholding pattern is provided assuming extinguishment of all Equity Shares bought back by the Company.*

4. Merchant Banker to the Buyback

kotak Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22-6713 2447
Email: project.infosysbuyback2019@kotak.com
SEBI Registration: INM000008704
Validity Period: Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. Director's responsibility

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Advertisement and confirms that the information included herein contains true, factual and material information and does not contain any misleading information. This Advertisement is issued under the authority of the Board in terms of the resolution passed by the Board on August 27, 2019.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Place: Bengaluru
Date: August 27, 2019

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Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Tel: +91 80 2852 0261, Fax: +91 80 2852 0362
Website: www.infosys.com, email: investors@infosys.com
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775; Fax: +91 80 2852 0754
Email: sharebuyback@infosys.com

POST BUYBACK PUBLIC ADVERTISEMENT FOR THE ATTENTION OF SHAREHOLDERS OF INFOSYS LIMITED

This post buyback public advertisement ("**Advertisement**") is being made in accordance with the Regulation 24(vi) and other applicable provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 ("**Buyback Regulations**") including any statutory modification(s), or re-enactment for the time being in force, regarding completion of the Buyback (as defined below) by Infosys Limited ("**the Company**") of its own equity shares from the members of the Company (other than the promoters, promoter group and persons in control of the Company).

This Advertisement should be read in conjunction with the public announcement dated March 15, 2019 ("**Public Announcement**"), issued in connection with the Buyback. Unless specifically defined herein, capitalized terms and abbreviations used herein have the same meaning as ascribed to them in the Public Announcement.

1. The Buyback

1.1 The Board of Directors of the Company (hereinafter referred to as '**the Board**', which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, had, subject to the approval of the members of the Company, by way of a special resolution through postal ballot and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully-paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended and the Buyback Regulations (the transaction / process herein after referred to as '**the Buyback**').

1.2 The members of the Company approved the proposal for the Buyback through postal ballot by a special resolution on March 12, 2019.

1.3 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty, etc. and other incidental and related expenses.

1.4 The Buyback commenced on March 20, 2019 and closed on August 26, 2019. Till the date of closure of Buyback, the Company has utilized 99.999999% of Maximum Buyback Size (excluding transaction costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven only).

1.5 In view of the fact that the Company has utilized 99.999999 % of the Maximum Buyback Size (excluding Transaction Costs) with a balance of ₹569.97 (Rupees Five Hundred and Sixty Nine and Paise Ninety Seven) till August 26, 2019, the Company has decided to close the Buyback on August 26, 2019. Intimation for closure of the Buyback was issued to the Stock Exchanges on August 26, 2019.

1.6 The total number of Equity Shares bought back under the Buyback is 11,05,19,266 Equity Shares.

2. Details of the Buyback

2.1 The Company bought back a total of 11,05,19,266 Equity Shares (2.53% of the pre-buyback paid-up equity share capital of the Company), and the total amount invested is ₹8259,99,99,430.03 (Rupees Eight Thousand Two Hundred and Fifty Nine Crore Ninety Nine Lakhs Ninety Nine Thousand Four Hundred and Thirty and Paise Three only) (excluding transaction costs), which represents 99.999999% of the Maximum Buyback Size. The price at which the Equity Shares were bought back was dependent on the price quoted on BSE Limited and National Stock Exchange of India Limited, together referred to as '**Indian Stock Exchanges**'. The highest price at which the Equity Shares were bought back was ₹800/- per Equity Share while the lowest price was ₹699/- per Equity Share. The Equity Shares were bought back at an average price of ₹747.38 per Equity Share. These prices are based on contract notes issued by the Company's broker (Kotak Securities Limited) and exclude transaction costs.

2.2. The payout formalities have been completed as per settlement mechanism with the Stock Exchanges. The Company has extinguished 9,96,61,000 Equity Shares till date and is in the process of extinguishing the remaining 1,08,58,266 Equity Shares bought back.

2.3 All Equity Shares bought back were in the demat segment from the platform of the Indian Stock Exchanges. As the Buyback was done from the open market through the Stock Exchanges, the identity of members from whom Equity Shares exceeding one per cent of the total Equity Shares was bought in the Buyback is not known.

3. Capital structure and shareholding pattern

3.1 The capital structure of the Company as on the date of the Public Announcement and as on August 26, 2019 ('**Post Buyback**') is set forth below:

Particulars	As on the date of Public Announcement		Post Buyback	
	No. of Equity Shares	Amount (₹Cr)	No. of Equity Shares	Amount (₹Cr)
Authorized share capital	480,00,00,000	2,400	480,00,00,000	2,400
Issued share capital	436,89,31,444	2,184	*425,84,12,178	2,129
Subscribed and fully-paid-up share capital	436,89,31,444	2,184	*425,84,12,178	2,129

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The share capital post completion of the Buyback ('Post Buyback') is provided assuming extinguishment of all Equity Shares bought back by the Company.*

3.2 The shareholding pattern of the Company as on March 12, 2019 as disclosed in the Public Announcement ('**Pre Buyback**') and as on August 26, 2019 is as follows:

Particulars	No. of Equity Shares	% of Equity Shares	No. of Equity Shares	% of Equity Shares
	Pre Buyback		Post Buyback	
Promoters and / or persons who are in control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.15
Indian financial institutions	31,73,073	0.07		
Banks	17,09,234	0.04		
Mutual funds	58,46,44,086	13.38		
Indian public & corporates	95,54,85,110	21.88		
Foreign institutional investors	149,15,64,414	34.14	*369,82,29,840	86.85
NRIs	2,58,96,923	0.59		
Foreign nationals and overseas corporate bodies	21,618	0.00		
American Depository Shares (ADS)	74,62,54,648	17.08		
TOTAL	436,89,31,444	100.00	*425,84,12,178	100.00

* *The Company is in the process of extinguishing the balance 1,08,58,266 Equity Shares out of the total of 11,05,19,266 Equity Shares bought back. The Post Buyback shareholding pattern is provided assuming extinguishment of all Equity Shares bought back by the Company.*

4. Merchant Banker to the Buyback

kotak Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22-6713 2447
Email: project.infosysbuyback2019@kotak.com
SEBI Registration: INM000008704
Validity Period: Permanent Registration

5. For further details, please refer to the Company's website (www.infosys.com) and the websites of the Indian Stock Exchanges (i.e. www.bseindia.com and www.nseindia.com)

6. Director's responsibility

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Advertisement and confirms that the information included herein contains true, factual and material information and does not contain any misleading information. This Advertisement is issued under the authority of the Board in terms of the resolution passed by the Board on August 27, 2019.

For and on behalf of the Board of Directors of Infosys Limited

Sd/- **Salil Parekh** Chief Executive Officer and Managing Director DIN: 01876159	Sd/- **U.B. Pravin Rao** Chief Operating Officer and Whole-time Director DIN: 06782450	Sd/- **A.G.S. Manikantha** Company Secretary M. No. A21918

Place: Bengaluru
Date: August 27, 2019